Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ60.872.504/0001-23 A Publicly Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the Board of Directors, which met on August 3, 2020, approved the payment, on August 26, 2020, of the following earnings to stockholders based on the final stockholding position recorded on August 17, 2020: Interest on capital in the amount of R$0.0529 per share, with income tax withholding at the rate of 15%, resulting in net interest of R$0,044965 per share, except for the corporate stockholders able to prove they are immune or exempt from such withholding. If you have any question, please click on www.itau.com.br/relacoes-com-investidores as follows: Contact IR > Service. São Paulo (SP), August 3, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Notes: Dividends and interest on capital are paid equally for common (ITUB3) and preferred (ITUB4) shares. The payment of interest on capital reported herein complies with Resolution No. 4,820/20 of the National Monetary Council (CMN).